Exhibit 99.1

Trip.com Group Announces Pricing of Global Offering

Shanghai, China, April 13, 2021 — Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced the pricing of the global offering (the “Global Offering”) of 31,635,600 new ordinary shares of the Company (the “Offer Shares” or “Shares”), which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”).

The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set as HK$268.00 per Offer Share. Based on the ratio of one ordinary share per Nasdaq-listed American depositary share (the “ADS”), the Offer Price translates to approximately US$34.57 per ADS based on an exchange rate of HK$7.7534 to US$1.00.

Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the ordinary shares of the Company are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on or about Monday, April 19, 2021 under the stock code “9961.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The net proceeds to the Company from the Global Offering, after deducting underwriting fees and the estimated offering expenses, are expected to be approximately HK$8.33 billion (assuming the Over-allotment Option is not exercised). In addition, the Company has granted an over-allotment option to the international underwriters, exercisable from April 13, 2021 until the 30th day after the last day for lodging applications under the Hong Kong Public Offering, to require the Company to issue up to an aggregate of 4,745,300 additional Offer Shares at the Offer Price.

The Company plans to use the net proceeds from the Global Offering to fund the expansion of its one-stop travel offerings and improve user experience, invest in technology to bolster its leading market position in products and services and improve its operating efficiency, and for general corporate purposes and working capital needs.

J.P. Morgan Securities (Far East) Limited (or its affiliates, as the case may be), China International Capital Corporation Hong Kong Securities Limited, and Goldman Sachs (Asia) L.L.C. are the joint sponsors, joint global coordinators, joint bookrunners, and joint lead managers for the Global Offering.

The International Offering is being made only by means of a prospectus supplement and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2019, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement dated April 7, 2021 are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com, China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre 1 Harbour View Street, Central, Hong Kong, Attention: Capital Markets Department, or E-mail: g_prospectus@cicc.com.cn, and Goldman Sachs & Co. L.L.C., Attention: Prospectus Department, 200 West Street, New York, NY 10282-2198, or by telephone at +1 866- 471-2526; e-mail: prospectus-ny@gs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) have been contained in the prospectus of the Company dated April 8, 2021.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, Trip.com Group’s description of the proposed offering in this announcement contain forward-looking statements. Trip.com Group may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Trip.com Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Trip.com Group’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release, and Trip.com Group undertakes no duty to update any such information, except as required under applicable law.

Contacts for Investors:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com